Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the four-month periods ended April 30, 2022 and 2021

The financial information of Itaú Corpbanca as of and for the four-month periods ended April 30, 2022 and 2021 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

Commencing on January 1, 2022, we have implemented the regulatory changes put in place by the new accounting standards compendium issued by the CMF. The main accounting impacts generated are related to the adoption of IFRS 9, except for the impairment for accounts receivable, in addition to the amendments introduced to chapter B related to the suspension of interest accrual and credit risk provisions on contingent loans. Further details on the impacts on the financial statements can be reviewed in note 1 of our audited financial statements as of December 31, 2021, which will be available on the following link:

https://s2.q4cdn.com/476556808/files/doc_downloads/2022/02/25/ITCB_Financial-Statements-with-Notes-Dec.2021_SPAN.pdf

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			Apr'22	Apr'21
Total loans			25,715,734	22,542,149
Total assets			37,925,353	33,499,605

Deposits and other demand liabilities			7,214,890	6,065,913
Time deposits and other time liabilities			10,321,246	10,409,905
Interbank borrowings			4,979,818	3,804,399
Debt and regulatory capital instruments issued			7,141,968	6,256,355

Equity			3,202,708	2,374,377
Total equity attributable to equity holders of the Bank			3,199,554	2,307,416
Non-controlling interest			3,155	66,961

CONSOLIDATED INCOME STATEMENT FOR THE PERIOD			With reclassification of financial hedges[1]

In Ch$ million	4M'22	4M'21	4M'22	4M'21
Net operating profit before provision for loan losses	451,086	402,400	438,204	403,176
Loan losses expense[2]	(56,806)	(42,548)	(56,806)	(43,404)
Total operating expenses	(224,146)	(225,948)	(224,146)	(225,948)
Operating income	170,134	133,904	157,252	133,824
Income from investments in companies	2,376	810	2,376	810
Operating income before income taxes	172,510	134,714	159,628	134,634
Income taxes	(11,761)	(23,949)	1,121	(23,869)
Consolidated income for the period	160,749	110,765	160,749	110,765

Net income attributable to holders of the Bank	160,711	109,505	160,711	109,505
Non-controlling interest	37	1,260	37	1,260

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad for both columns (2022 and 2021), and on our loan loss provisions associated with loans in foreign currency for column 2021 only.

2 - Includes Ch$6.6 billion of additional provisions established during the four-month period ended April 30, 2022.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer